Form 51-102F1

Annual Management Discussion and Analysis

For

Pacific North West Capital Corp.

MANAGEMENT DISCUSSION & ANALYSIS

The following discussion and analysis is Management’s assessment of the results and financial condition of Pacific North West Capital Corp. (the “Company” or “PFN”) for the six month period ended October 31, 2007 and should be read in conjunction with the financial statements for the six month period ended October 31, 2007 and related notes. The date of this Management’s discussion and analysis is December 14, 2007.  Additional information on the Company is available on SEDAR at www.sedar.com.

Business of Pacific North West Capital Corp

Pacific North West Capital Corp. is an exploration stage company engaged in the acquisition, exploration and development of mineral properties of merit in Canada and the United States with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.

Forward looking statements

Certain information included in this discussion may constitute forward-looking statements.  Forward-looking statements are based on current expectations and entail various risks and uncertainties.  These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied.  The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Project Overview

River Valley, Ontario

In September, 2007 our joint venture partner Anglo Platinum approved a $525,000 field exploration budget to further evaluate the platinum group metal ("PGM") potential within the River Valley Intrusive (RVI).  The field programs of detailed sampling (channel), and mapping  will be completed before the end of 2007.  This work will help define of new PGM mineralized zones indicated from the 2006 sampling programs.

 Union Bay, Alaska

The project is idle at this time while we seek out new Joint Venture partners.   The Company feels that there are drill targets that justify additional programs on the property.

Goodnews Bay, Alaska

The Goodnews Bay Project is a newly acquired property from the Alaskan Native’s Calista Corporation on the south west coast of Alaska.  The 2007 summer program of field basal geochemical soil and rock sampling and geological mapping was carried out in the Suzie and Red Mountain areas.  The sampling programs' platinum results have been encouraging, indicating further follow up work will be required in 2008 to evaluate these targets.  This work is being funded by Stillwater Mining Company (“Stillwater”) under the February 28, 2007 option agreement (the "Option Agreement") that the Company entered into with Stillwater pertaining to ongoing exploration on the property and funding reconnaissance exploration on other Alaskan exploration projects. Under the terms of the Option Agreement, Stillwater will spend $4 million to earn 50% of the property by December 31, 2010.  Stillwater may elect to increase its interest to 60% by incurring an additional $8 million in exploration expenditures within an additional two year period or upon completion of a feasibility study, whichever occurs first.  Stillwater may increase its interest to 65% by arranging for 100% of the project financing required to place the property into commercial production within an additional three years.  The Company will be the project manager during the option period, as defined in the Option Agreement and will receive a management fee.

The reconnaissance program has indicated a number of PGM targets in the south east area of Alaska from which assay results are pending.  It is expected that the results from this work will provide drill targets and ground acquisition programs which will have to be evaluated further in 2008.

West Timmins, Ontario

The West Timmins Project is located adjacent to Xstrata’s profitable Montcalm Mine west of Timmins.  The drill program to test coincident deep EM and magnetic targets to the south of the mine intersected a number of sulphide horizons with anomalous copper and nickel values.  A second phase of drilling has been initiated to test airborne conductors with related anomalous geochemical responses located in the northwest part of the property.

Taureau, Quebec

The Company entered into a 50/50 joint venture cooperation agreement with Soquem Inc. ("Soquem") in order to evaluate platinum properties in Quebec, within a designated Area of Mutual Interest ("AMI").  The initial results of the 2007 field program are pending and have indicated at least one new area of platinum–palladium mineralization.  The follow up programs in an area that was flown with an EM-mag system focused on identified magnetic and conductive features. This work has identified 3 to 4 target areas that will require further evaluation.  All funding will be shared on a 50:50 basis.

Glitter Lake, Quebec

The Glitter Lake Project is an option from Canalaska Uranium Ltd. in which the Company can earn 70% with a working commitment.  The property is on strike with the old Horden Lake nickel-copper occurrence and has seen a number of historical drill holes testing the mineralization.  The intersected sulphide mineralization in the drilling was not tested for PGE mineralization.  A sampling program this summer located the old core and re sampled it for PGEs.  Assay results have been mixed but identify anomalous PGM values.

 South Renfrew, Ontario

The Company has a 100% interest in the South Renfrew property in southeast Ontario.  Similar to the objectives on the Taureau Project in Quebec, the property covers a nickel-copper mineralized mafic intrusion which was not previously assayed for PGMs.  Geochemical soil and rock sampling programs were conducted over known mineralization with anomalous values of Copper and Nickel being returned.  First Nickel Inc. has approached the Company to enter into a 50:50 joint venture agreement to evaluate the host intrusive.

Coldwell, Ontario

The project is broken into 3 different groups of claims in and around the Coldwell Intrusive Complex (CIC) along the north shore of Lake Superior west of the Hemlo gold camp.  The Company has a 100% interest in these groups of claims.   The CIC hosts a number of copper-nickel-PGE mineral occurrences and showings of which the Marathon Deposit is being evaluated for production.   The Company’s holdings will be one of the largest in the area.  An exploration program was initiated to compile existing data in the area as well as to evaluate the claims.  Based on this work a program of prospecting was started as well as a lake bottom sediment survey and an airborne EM and magnetic survey will be completed before the end of 2007.

Nickel Muir, Ontario

This is a group of claims staked by the Company (100%) covering some old nickel-copper occurrences west of Timmins Ontario.  A program to evaluate the geological setting as well as the mineralization is being initiated.

Winter Lake, Northwest Territories

A land position has been staked in an area of the Northwest Territories north east of Yellowknife, where new interesting nickel assays have been reported.  The two claim groups are 100% held by the Company and data for the areas are being compiled.  Field programs are being planned for the 2008 summer field season.

Nickel Plats, Saskatchewan

The Company has optioned the Nickel Plats Property, approximately 50 km north of Laronge, Saskatchewan. The property covers a nickel-copper occurrence within a sulphide rich (pyrrhotite, chalcopyrite and pyrite) gabbro intrusive (1.7 million tons grading 0.74% combined nickel-copper (Non-43-101 compliant)).  A file research program and field examination has been done in an attempt to confirm the resource numbers.  Missing data and poor core conditions will necessitate new drilling and field programs to be conducted.  An airborne EM survey has been initiated to evaluate the mineralization as well as the area around the resource including the newly staked ground.  This will be done in early 2008.  This will be part of an ongoing program to define additional targets to acquire and expand the company's base of operation.

The Company may acquire a 100% interest in the property by committing up to $750,000 of exploration expenditures and issuing up to 300,000 common shares over a three year period; and making a total cash payment of up to $90,000 in a two year period, all subject to 2% NSR (1% buy back) plus advanced royalties up to $120,000.

North Voisey, Labrador

Three claim blocks have been staked approximately 60 kilometres north of the Voisey Bay deposit, where new interesting nickel and copper assays have been reported.  These are 100% held by the Company and data for the area is being compiled.  Field programs are being planned for the 2008 summer field season which would include an airborne EM survey along with a field prospecting program.

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The following table summarizes selected financial data for Pacific North West Capital Corp. for each of the three most recently completed financial years.  The information set forth below was extracted from and should be read in conjunction with the audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and related notes.

	Years Ended April 30,(audited)
	2007	2006	2005
Total Revenues	$ 196,510	$ 264,895	$ 468,730
General and administrative expenses	1,548,266	1,365,123	1,880,425
Mineral property cash costs incurred	834,473	2,317,567	3,121,092
Mineral property cash costs recovered	-	(1,233,212)	(2,180,484)
Income (loss) before other items in total	(1,548,266)	(1,365,123)	(1,880,425)
Basic and diluted loss per share	(0.04)	(0.04)	(0.06)
Net income (loss) from continuing operations in total Basic and diluted loss per share	(1,230,764) (0.03)	(1,344,822) (0.04)	(1,894,297) (0.06)
Totals Assets	7,315,871	5,681,742	6,070,616
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Selected quarterly financial information

The following selected financial information is derived from the unaudited interim financial statements of the Company prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

			For the Quarters Ended (unaudited)
	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31
	2007	2007	2007	2007	2006	2006	2006	2006
Total revenues	$286,197	$41,606	$98,146	$34,548	$28,880	$34,936	$69,122	$64,088
Net loss	87,447	664,199	268,314	276,219	314,114	372,117	448,228	370,747
Net loss per share	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Total assets	14,346,726	14,519,672	7,315,871	7,742,476	5,026,511	5,309,172	5,681,742	6,339,675

Results of operations

The six month period ended October 31, 2007 resulted in a net loss of $751,646 which compares with a loss of $686,231 for the same period in 2006.  General and administrative expenses for the six month period ended October 31, 2007 were $1,079,449, an increase of $413,673 over the same period in 2006. An aggregate stock-based compensation of $40,541 was recorded as compared to $52,612 in the previous six month period. Consulting fees increased by $128,947 for a total of $248,949 as several new projects were acquired.  Travel and lodging costs of $119,112 were incurred as the Company was actively acquiring new exploration projects.  All other general and administrative costs were relatively the same compared to the previous six month period.  Project management fees of $259,936 was recognized for the W. Timmins Nickel Project, interest income was $67,853, an increase of $35,385 over the same period in 2006 as the interest rate on deposits increased and the Company had more funds on deposit.

During the six month period ended October 31, 2007, the Company incurred mineral property cash costs of $2,700,077.  An exploration program on the mineral property option agreement with Xstrata in the Timmins area of Ontario cost $1,013,783 for cumulative expenditures of $2,819,749. Coldwell Project staking cost $214,761 and exploration cost $307,983 for a total of $522,744.  A further $125,960, was incurred with Soquem on the Quebec properties, $366,883 was incurred on the Good News Bay Alaskan project.  $88,699 was incurred on the S.E. Alaskan project with this amount being funded by Stillwater. $132,733 was incurred to stake certain mineral claims in the East Rim Marathon area of Ontario.

Shareholder relations and promotional activities undertaken by the Company, which included attendance at various trade shows, cost $246,289 for the period ended October 31, 2007, an increase of $87,929 over the same period in 2006 as the Company increased public awareness of its projects in Europe and the United States.

Liquidity and capital resources

At October 31, 2007, the Company’s working capital, defined as current assets less current liabilities, was $8,329,328 compared with working capital of $4,298,776 at April 30, 2007.  Flow-through funds of $542,588 must be spent before Dec. 31, 2008 on qualified Canadian mineral exploration, and are included in working capital.

During the six month period, the Company issued 12,456,806 shares for gross proceeds of $7,499,924 of which 2,084,000 were issued as flow-through shares in the amount of $1,492,000.   A further 75,000 shares with a fair value of $54,750 were issued for a mineral property.

The Company has total issued and outstanding of 54,528,008 shares at October 31, 2007.

During the period, $823,864 was used to purchase shares in several public companies.  The Company has a portfolio of investments with a book value of $939,636 and a market value of $1,811,819 as at October 31, 2007. The main investments consist of 485,688 shares of Freegold Ventures Limited, 196,600 shares of CanAlaska Uranium Ltd. and 174,500 shares of El Nino Ventures Inc. which have certain directors in common. These amounts are included in the above working capital.

Contractual commitments

By agreement effective December 1, 2005, the Company entered into a five-year management agreement with a Company controlled by a director and chairman.  Compensation is currently $7,718 per month with a 5% increase on each anniversary date plus benefits.  The chairman and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is automatically renewable for two-year periods.  The Company may terminate the agreement at any time but will be responsible to pay the greater of the remaining amount under the contract or two years' compensation.

The Company is committed under an operating lease with a Company for its office premises with the following minimum lease payments to the expiration of the lease on November 30, 2011.

No mineral option payments have been included as they are being funded by various joint venture partners or may be terminated with appropriate notice. Further information on mineral option payments are disclosed in note 4 of the October 31, 2007 financial statements.

Year ended April 30,	2008	2009	2010	2011	Thereafter

Management agreement	94,546	99,273	104,233	$62,538	-
Office lease	$42,379	42,379	42,379	24,721	-

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Critical accounting estimates

A detailed summary of all of the Company’s significant accounting policies is included in note 1 to the financial statements for the six month period ended October 31, 2007.

Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, depreciation, determination of net recoverable value of assets, determination of fair value on taxes, and share compensation.

Changes in Accounting Policies

There are no changes in significant accounting policies.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, portfolio investments, amount due from River Valley Joint Venture, accounts payable, accrued liabilities and cash call payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value unless otherwise noted.

Outstanding share data

The Company is authorized to issue unlimited common shares without par value.  As at 31 October 2007, there were 54,528,008 outstanding common shares compared to 41,996,202 outstanding shares at April30, 2007.

Directors, officers, employees and contractors are granted options to purchase common shares under the Company stock option plan.  The terms and outstanding balance are disclosed in note 7 (e) of the financials.

Related party transactions

During the six month period ended October 31, 2007, the below related parties were paid the following: A total of $76,308 was paid to a Company controlled by the President and Director of the Company for management services;  a total of $28,473 was paid to a Company controlled by the Corporate Secretary of the Company for consulting services; a total of $32,400 was paid to a Company controlled by the Chief Financial Officer of the Company for accounting services;  a total of $8,250 was paid to a Company controlled by the Vice-President of Business Development of the Company for engineering and consulting fees and a total of $54,000 was paid to a Company controlled by the Vice-President of Exploration of the Company for engineering and consulting services.  Effective February 1, 2005, the outside directors are entitled to receive $500 per month, $500 per directors meeting and $500 per committee meeting. During the six month period, $26,000 was paid/accrued to directors.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management’s discussion and analysis, management is in the process of evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws.

Based on the evaluation of the disclosure controls performed to date, management of the Company has determined that certain weaknesses existed in internal controls over financial reporting.  The existence of these weaknesses is mitigated by senior management monitoring which exists.  The Company is taking steps to augment and improve the design of procedure and controls impacting these areas of weakness over internal control over financial reporting.

Internal Controls and Procedures

Internal controls and procedures are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with the Company’s generally accepted accounting principles. As at the end of the period covered by this management’s discussion and analysis, management had designed and implemented internal controls and procedures as required by Canadian securities laws.

The Company has evaluated the design of its internal controls and procedures over financial reporting for the six month period ended October 31, 2007. Management has determined that certain weaknesses existed in the design of its internal control which is mitigated by senior management monitoring.  Management continues to review and refine its internal controls and procedures.

Risks and Uncertainties

The mineral industry is intensely competitive in all its phases.  The Company competes with many other companies who have greater financial resources and experience.  The market price of precious metals and other minerals is volatile and cannot be controlled.  Exploration for minerals is a speculative venture.  There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body.

The Company’s activities outside of Canada make it subject to foreign currency fluctuations and this may materially affect its financial position and results.

The Company has limited financial resources, no source of operating cash flows and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its projects or to fulfill its obligations under the terms of any option or joint venture agreements.  If the Company’s generative exploration programs are successful, additional funds will be required for development of one or more projects.  Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and development or the possible loss of the Company’s properties.

Outlook

The Company currently has a joint venture agreement in which Kaymin Resources Limited (Anglo Platinum) is earning an interest in the Company’s River Valley project by carrying all costs and making exploration expenditures. The Company and Stillwater Mining Company (“Stillwater”) entered into an option agreement to spend US$4,000,000 by December 31, 2010 to earn 50% of the Goodnews Bay, Alaska property. During the period, the Company entered into a further option agreement with Stillwater to spend US$500,000 on a reconnaissance project in Alaska. In the event Stillwater elects to continue participating in one or more projects, they will automatically be able to enter into one or more agreements identical to the Goodnews Bay agreement. The Company ended October 31, 2007 with a strong cash position that will enable it to continue its own exploration effects in the United States and Canada, to continue seeking to identify new projects through early stage grass roots exploration and managing risk by forming joint ventures in which partner companies explore and develop such projects in return for the right to earn an interest in them.

Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A.  A copy of this interim MD&A will be provided to anyone who requests it.